# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: REPLIMUNE GROUP, INC., CIK 0001737953
CUSIP: 76029N106
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 500 Unicorn Park Drive, Suite 303, Woburn, Massachusetts (MA), 01801
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-257984
Filed by CIK 0001747586

## Reporting persons
- Forbion Capital Fund III Cooperatief U.A.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,219,340; sole dispositive power 0; shared dispositive power 4,219,340; aggregate amount beneficially owned 4,219,340 (6.1% of the class)
  Comment: Includes 248,672 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock. The percent of class is calculated based upon (i) 68,417,444 outstanding shares of Common Stock of the Issuer, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2024, plus (ii) 248,672 shares of Common Stock underlying warrants held by the Reporting Persons.
- Forbion III Management B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,219,340; sole dispositive power 0; shared dispositive power 4,219,340; aggregate amount beneficially owned 4,219,340 (6.1% of the class)
  Comment: Includes 248,672 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock. The percent of class is calculated based upon (i) 68,417,444 outstanding shares of Common Stock of the Issuer, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2024, plus (ii) 248,672 shares of Common Stock underlying warrants held by the Reporting Persons.

## Item 1. Issuer
Name of issuer: REPLIMUNE GROUP, INC.
Address of issuer's principal executive offices: 500 Unicorn Park Drive, Suite 303, Woburn, MA 01801

## Item 2. Person Filing
Name of person filing: This Statement is being filed by Forbion Capital Fund III Cooperatief U.A. ("Forbion III COOP"), and Forbion III Management B.V. ("Forbion III"), the director of Forbion III COOP. Forbion III COOP and Forbion III are sometimes referred to collectively herein as the "Reporting Persons".
Address of principal business office or, if none, residence: The address of the principal business and principal office of each of the Reporting Persons is c/o Forbion Capital Partners, Gooimeer 2-35, 1411 DC Naarden, The Netherlands.
Citizenship: Each of the Reporting Persons is organized under the laws of the Netherlands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Forbion III COOP is the beneficial owner of 4,219,340 shares of Common Stock, consisting of (i) 3,970,668 shares of Common Stock and (ii) 248,672 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Persons. Forbion III, the director of Forbion III COOP, has voting and investment power over the shares held by Forbion III COOP.
Percent of class: 6.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,219,340
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,219,340

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a "group" for purposes of Rule 13d-5 or for any other purpose.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Forbion Capital Fund III Cooperatief U.A.: /s/ G.J Mulder and /s/ V. van Houten, Directors of its Director (02/14/2025)
- Forbion III Management B.V.: /s/ G.J Mulder and /s/ V. van Houten, Directors (02/14/2025)